
CANADIAN WESTERN BANK

82-04478

RECEIVED
2006 DEC 19 A 6:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 7, 2006




06019383

SUPPL

Mr. Paul Dudek
S.E.C. - International Corporate Finance
450 Fifth Street North West
Mail Stop 3 - 9
Washington DC 20549
USA

Dear Mr. Dudek:

Attached please find the latest releases from Canadian Western Bank dated December 7, 2006 for filing as required by Rule 12g3-2(b):

- "CWB Reports Record Earnings and Growth for 2006" and
- "Canadian Western Bank Declares Stock Dividend Effecting 2 for 1 Stock Split".

Yours truly,
CANADIAN WESTERN BANK

Carolyn Graham, CA
Vice President and Chief Accountant

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

Enclosures

Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta T5J 3X6 Tel: 780.423.8888 Fax: 780.423.8897 www.cwbank.com

CANADIAN WESTERN BANK
Think Western®

NEWS RELEASE

CWB Reports Record Earnings and Growth for 2006
6% quarterly loan growth
Stock dividend and 14% increase in quarterly cash dividend declared

Edmonton, December 7, 2006 – Canadian Western Bank (CWB on TSX) today announced record quarterly earnings of $21.2 million, or $0.66 per diluted share, marking its 74th consecutive profitable quarter. Fiscal 2006 net income increased 32% over the previous year to a record $72.0 million, or $2.26 per diluted share.

The Bank achieved 6% loan growth in the quarter contributing to an exceptional annual growth rate of 26%. Fourth quarter revenues (teb)[1] increased 22% over the same period last year while annual revenues were up 19% to $221.8 million. The Bank established a new benchmark with an efficiency ratio (teb) that reached 45.0% in the quarter and 46.0% for the year. Fourth quarter net income also reflects a $2.0 million ($0.06 per diluted share) tax benefit related to the resolution of a tax filing position taken in a prior year.

The Board of Directors today approved a quarterly dividend of $0.16 per common share, payable on January 4, 2007 to shareholders of record on December 19, 2006. This dividend represents a 14% increase over the previous quarterly dividend and is 33% higher than the quarterly dividend declared one year ago. The Board also declared a stock dividend of one common share per common share held, payable on January 18, 2007 to shareholders of record on January 11, 2007, effectively achieving a two-for-one split of the Bank's common shares.

Fourth Quarter Highlights:
(three months ended October 31, 2006 compared with three months ended October 31, 2005 unless otherwise noted)

- Net income of $21.2 million, up 43% (up 30% excluding the tax benefit). Net income for the year increased 32% to $72.0 million.
- Diluted earnings per share of $0.66, up 40% ($0.60, up 28% excluding the tax benefit). Fiscal 2006 diluted earnings per share were $2.26, up 30% over last year.
- Loan growth of 6% in the quarter and 26% in the last twelve months, marking the Bank's 17th consecutive year of double-digit loan growth.
- Quarterly return on equity of 16.5%, up 350 basis points (14.9% excluding the tax benefit). Annual return on equity of 14.8%, a 210 basis point improvement over the previous fiscal year.
- Efficiency ratio (teb) of 45.0%, an improvement of 380 basis points.
- Issued $105 million of non-dilutive, innovative Tier 1 capital (WesTS) in a private placement to institutional investors.
- Opened a new full-service branch in Calgary, Alberta and an equipment financing centre in Cranbrook, BC, increasing CWB's branch total to 33.

[1] Taxable equivalent basis. See definition following Financial Highlights table.

"The Bank's strong financial performance was apparent at the onset of 2006 and results exceeded our expectations throughout the year," said Larry Pollock, President & CEO. "These results confirm what can be achieved with committed and dedicated people and a proven business plan, particularly within one of North America's strongest economies. We will continue our focus on people and infrastructure in managing growth and look forward to another great year for 2007," added Pollock.

Banking and trust operations generated its sixth consecutive quarter of record net income while Canadian Direct Insurance contributed a solid $2.0 million to fourth quarter results.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended October 31 2006	 July 31 2006	 October 31 2005	Change from October 31 2005	For the year ended October 31 2006	 October 31 2005	Change from October 31 2005
Results of Operations							
Net interest income (teb - see below)	$ 45,970	$ 42,942	$ 37,408	23 %	$ 168,684	$ 140,320	20 %
Less teb adjustment	1,194	1,039	1,336	(11)	4,078	3,975	3
Net interest income per financial statements	44,776	41,903	36,072	24	164,606	136,345	21
Other income	13,595	13,942	11,546	18	53,086	45,561	17
Total revenues (teb)	59,565	56,884	48,954	22	221,770	185,881	19
Total revenues	58,371	55,845	47,618	23	217,692	181,906	20
Net income	21,209	17,693	14,814	43	72,007	54,391	32
Return on common shareholders' equity	16.5 %	14.2%	13.0 %	350 bp[1]	14.8 %	12.7%	210 bp
Return on average total assets	1.20	1.06	1.06	14	1.12	1.03	9
Earnings per common share							
Basic	$ 0.69	$ 0.57	$ 0.48	44 %	$ 2.34	$ 1.80	30 %
Diluted	0.66	0.56	0.47	40	2.26	1.74	30
Efficiency ratio (teb)	45.0 %	45.6%	48.8 %	(380) bp	46.0 %	48.6	(260) bp
Efficiency ratio	46.0	46.4	50.2	(420)	46.9	49.7	(280)
Net interest margin (teb)	2.59	2.58	2.67	(8)	2.62	2.66	(4)
Net interest margin	2.53	2.52	2.57	(4)	2.56	2.59	(3)
Provision for credit losses as a percentage of average loans	0.18	0.19	0.22	(4)	0.20	0.24	(4)
Per Common Share							
Cash dividends	$ 0.14	$ 0.12	$ 0.10	40 %	$ 0.50	$ 0.38	32 %
Book value	16.78	16.24	14.96	12	16.78	14.96	12
Closing market value	42.30	45.48	35.20	20	42.30	35.20	20
Common shares outstanding (thousands)	30,968	30,847	30,614	1	30,968	30,614	1
Balance Sheet and Off-Balance Sheet Summary							
Assets	$ 7,268,360	$ 6,871,121	$ 5,705,028	27 %			
Loans	5,781,837	5,466,969	4,590,263	26			
Deposits	6,297,007	5,944,676	4,913,307	28			
Subordinated debentures	198,126	198,126	128,126	55			
Shareholders' equity	519,530	500,925	457,990	13			
Assets under administration	3,344,414	3,192,116	2,649,065	26			
Capital Adequacy							
Tangible common equity to risk-weighted assets	8.6 %	8.7%	9.7 %	(110) bp			
Tier 1 ratio	10.1	8.7	9.7	40			
Total ratio	13.7	12.3	12.4	130			

(1) bp - basis point change.

Taxable Equivalent Basis (teb)

Most banks analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other banks.

Canadian Western Bank (CWB or the Bank) is pleased to report record results for both the fourth quarter and the year ended October 31, 2006. These results represented CWB's 74th consecutive profitable quarter, a period spanning more than 18 years. Other notable accomplishments included surpassing all annual performance targets and the achievement of double-digit loan growth for the 17th consecutive year.

Fourth quarter net income of $21.2 million increased 43% over the same period last year on 22% growth in total revenues (teb). Excluding the favourable impact of a $2.0 million ($0.06 per common share) tax benefit related to the resolution of a tax filing position taken in a prior year, quarterly net income was up 30% to a record $19.2 million. Net income for the year was 32% higher than 2005, while total annual revenues (teb) increased 19%. Diluted earnings per share in the quarter were $0.66, up 40% over the same period last year ($0.60, up 28% excluding the tax benefit). Diluted earnings per share for the year were $2.26, or 30% higher than fiscal 2005.

The Bank completed the previously announced $105 million issue of innovative Tier 1 capital (CWB WesTS) in the fourth quarter, representing the first privately placed issue of its kind in Canada. The success of this placement underscores the market's ongoing confidence in CWB and provides a new and efficient source of capital to support future growth without diluting the interests of shareholders.

Share Price Performance

CWB shares ended the fourth quarter at $42.30, up from $35.20 one year ago. Including reinvested dividends, the return to the Bank's shareholders over this period was 22%, which compares to a 21% total return on the S&P/TSX Financials Index over the same timeframe.

Dividends

At their meeting on December 7, 2006, CWB's Board of Directors declared a cash dividend of $0.16 per common share, payable on January 4, 2007 to shareholders of record on December 19, 2006. This quarterly dividend represents a 14% increase over the previous quarterly dividend and is 33% higher than the quarterly dividend declared one year ago. The Board also declared a stock dividend of one common share per common share held, payable on January 18, 2007 to shareholders of record on January 11, 2007 effectively achieving a two-for-one split of the Bank's common shares.

Loan Growth

The Bank achieved 6% organic loan growth in the quarter due to continued strong business activity throughout Western Canada. As in previous quarters, Alberta and British Columbia (BC) were the primary sources of growth and new deal flow in these areas remains very healthy. Activity in Saskatchewan and Manitoba was also favourable and we expect ongoing opportunities for growth in these markets as well. Loan growth in fiscal 2006 was exceptional at 26%, more than double our annual target. The Bank's 14% targeted loan growth for 2007 reflects expectations for continued economic strength throughout all our markets, although growth is expected to level off to a more normal double-digit level.

Our alternative mortgage business, Optimum Mortgage, continued to produce excellent results and ended the year with $230 million of loans outstanding. Total loans for Optimum Mortgage increased 22% in the fourth quarter and were up $149 million this year.

Credit Quality

Credit quality for the Bank's growing loan portfolio remained very strong due to a combination of favourable economic conditions and disciplined credit underwriting. The ongoing strength and stability of the loan portfolio is reflected in the Bank's low specific allowance for credit losses and increased coverage ratios. We continued our consistent charges for credit losses and maintained our policy of not releasing reserves into net income.

Branch Deposit Growth

Growth in total branch-raised deposits remained very strong in the quarter and increased 27% for the year. The lower cost demand and notice component also showed excellent growth and finished the

year up 28%. Growth in lower cost branch deposits continued to keep pace with our exceptional loan growth in the year and provided key support for the Bank's net interest margin. Effectively managing liabilities to minimize the impact of the flat yield curve, which occurs when short and long-term interest rates are almost the same, and competitive pressures on net interest margin will remain a key management objective through fiscal 2007.

Net Interest Margin

Net interest margin (teb) in the quarter was 2.59%, one basis point higher than the previous quarter and eight basis points lower than the same period last year. Net interest margin in the quarter was primarily impacted by higher liquidity and debenture costs and shifts in the composition of the deposit portfolio. Increased competition and the flat yield curve are additional factors contributing to margin compression this year. Fourth quarter results support the expectation that the Bank's net interest margin will remain within a relatively tight band through the foreseeable future.

Trust Services

Both of our trust subsidiaries performed very well in 2006 with total trust services revenues increasing 35% over last year. Canadian Western Trust finished the year with $3.3 billion of assets under administration representing a 29% increase over one year ago. Valiant Trust has received a substantial number of appointments and now serves more than 200 public companies and income trusts.

Insurance

Our insurance subsidiary, Canadian Direct Insurance Incorporated (Canadian Direct), continued to perform well and provided a $2.0 million contribution to fourth quarter earnings. Net earned premiums grew 15% over the same quarter last year while the claims loss ratio remained relatively stable at 64%. Net income and the claims loss ratio in the quarter were positively impacted by Canadian Direct's share of the Alberta auto insurance Risk Sharing Pools (the Pools). Unpaid claims reserves in the Pools decreased to reflect revised estimated loss assumptions derived by the Pools' consulting actuary. Insurance operations continue to be impacted by competitive pressures in British Columbia and ongoing regulatory changes in Alberta. An increasing number of consumers are taking advantage of Canadian Direct's newly launched technology and purchasing auto insurance over the internet. Additional development is underway to further expand alternative delivery channels.

Outlook

Fiscal 2006 was an excellent year and we expect continued strong financial performance in 2007. Targets relating to profitability, growth and efficiency are more aggressive than previous years and reflect ongoing confidence in the Bank's proven business plan. Economic conditions remain robust throughout our markets and should provide opportunities for continued organic growth. Our strong capital base also puts us in an excellent position to increase our business via acquisition should the right opportunities arise. Clients genuinely appreciate our common sense approach to business and building on positive customer experiences remains the foundation of CWB's past and future success. To further strengthen our service advantage, the retention and recruitment of high quality people with *Think Western®* attitudes remains a top priority.

We look forward to reporting our fiscal 2007 first quarter results on March 8, 2007.

Q4 Results Conference Call

CWB's fourth quarter results conference call is scheduled for Thursday, December 7, 2006 at **2:30 p.m. ET (12:30 p.m. MT)**. The Bank's executives will comment on the fourth quarter and fiscal 2006 results and respond to questions from analysts and institutional investors.

The conference may be accessed on a listen-only basis by dialing 416-644-3424 or toll-free 1-800-814-3911. The call will also be webcast live on the Bank's website, www.cwbankgroup.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call will be available until December 21, 2006 by dialing 416-640-1917 (Toronto) or 1-877-289-8525 (toll-free) and entering passcode 21176306, followed by the pound sign.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through 33 branch locations and is the only publicly traded Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, with total balance sheet assets of $7.3 billion and assets under administration of $3.3 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are also provided through the Bank's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal auto and home insurance directly to customers in BC and Alberta. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol of 'CWB'. For more information see the Bank's website at www.cwbankgroup.com.

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Kirby Hill, CFA
Senior Manager, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: kirby.hill@cwbank.com

This management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the period ended October 31, 2006, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2005, which are available on SEDAR at www.sedar.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2005 remain substantially unchanged. The 2006 Annual Report and audited consolidated financial statements for the year ended October 31, 2006 will be available in January 2007.

Overview

Canadian Western Bank (CWB or the Bank) posted record net income for the fourth quarter, led by very strong loan growth. Quarterly net income increased 43% over the previous year to $21.2 million while diluted earnings per share were up 40% to $0.66. Fourth quarter results reflect the resolution of a tax filing position taken in a prior year, which reduced income tax expense by approximately $2.0 million ($0.06 per diluted share). Excluding the impact of this tax benefit, net income and diluted EPS increased 30% and 28% respectively over the same quarter in 2005. Net income from core banking and trust operations was a record $19.2 million, while Canadian Direct Insurance Incorporated (Canadian Direct) contributed $2.0 million towards consolidated results.

CWB's net income for the year increased 32% ($17.6 million) to a record $72.0 million based on total revenues on a taxable equivalent basis (teb – see definition following Financial Highlights table) of $221.8 million, up 19% ($35.9 million). Diluted earnings per share for the year were $2.26 ($2.34 basic), up 30% from $1.74 ($1.80 basic) last year.

Total quarterly revenues (teb) increased 22% over the same period last year to $59.6 million driven by strong growth in both net interest income and other income. Net interest income (teb) increased 23% year-over-year, benefiting from 26% loan growth and 27% growth in total branch-raised deposits. Other income in the quarter, which includes net revenues from insurance operations, increased 18% over one year ago.

Quarterly net income of $21.2 million increased 20% over the previous quarter, or 2% excluding the combined impacts of the $2.0 million fourth quarter tax benefit and the $1.2 million additional tax expense recorded in the third quarter which was related to the revaluation of future tax assets. Results in the fourth quarter also reflect $0.4 million of non-cash, non-tax deductible stock based compensation relating to new accounting requirements for options granted to employees eligible to retire before the option vesting date as well as additional income tax expense due to a higher effective tax rate.

Fourth quarter return on equity was 16.5%, or 14.9% excluding the tax benefit. Return on assets in the quarter was 1.20%, or 1.08% excluding the tax adjustment. Annual return on equity was 14.8%, up from 12.7% in the previous year. Fiscal 2006 return on assets improved to 1.12%, up nine basis points over last year.

Total Revenues (teb)

Total revenues (teb), which are comprised of net interest income and other income, were $59.6 million for the quarter representing a 22% increase over the same period last year and a 5% improvement over the third quarter. Annual total revenues (teb) increased 19% over the previous year to a record $221.8 million.

Net Interest Income (teb)

Net interest income (teb) was $46.0 million for the quarter, or 23% higher than the same period last year. The year-over-year increase reflects 27% growth in average interest earning assets, partially offset by an eight basis point decrease in net interest margin (teb). Margin pressures in the quarter were primarily influenced by higher liquidity and debenture interest costs and changes in the deposit mix. The fourth quarter margin improved one basis point over the previous quarter to 2.59%. Results support the previously noted expectations that the Bank's net interest margin will remain within a relatively tight band over the near term.

Net interest income (teb) for the year was $168.7 million, up 20% ($28.4 million) over last year due to a 23% increase in average interest bearing assets. Net interest margin (teb) for fiscal 2006 was 2.62%, down slightly from 2.66% last year mainly due to higher debenture and liquidity costs, a flat yield curve, which occurs when short and long-term interest rates are almost the same, and increased loan pricing competition. Margin pressures in the year were partially offset by continued strong growth in lower cost branch-generated deposits.

In comparison to the third quarter, net interest income (teb) increased 7% ($3.0 million) as a result of a 6% increase in average interest earning assets and a one basis point improvement in net interest margin.

Note 10 to the unaudited interim financial statements provides a summary of the Bank's exposure to interest rate risks as at October 31, 2006. Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the interest rate gap position as at October 31, 2006, it is estimated that a one-percentage point increase in all interest rates would increase net interest income by approximately 0.1%. This compares to July 31, 2006, when a one-percentage point increase in all interest rates would have increased net interest income by approximately 0.2%.

Other Income

Other income was up 18% ($2.0 million) over the same quarter last year to $13.6 million led by a 38% ($0.8 million) increase in trust services fees. Credit fees in the quarter increased 14% ($0.6 million) over last year, while retail service fees were also up 14% ($0.2 million). Net insurance revenues increased 20% ($0.7 million) over one year ago and reflect a $0.8 million positive allocation from the Alberta auto insurance Risk Sharing Pools (the Pools), described in greater detail under insurance operations.

For the year, other income increased 17% ($7.5 million) over 2005 to $53.1 million. This result was led by very strong growth in credit related and trust fees, which were up 20% ($3.1 million) and 35% ($2.8 million) respectively. Net insurance revenues increased 12% for the year ($1.6 million) while retail service fees were up 9% ($0.5 million). Gains on the sale of securities decreased $0.7 million.

In comparison to the previous quarter, other income decreased 2% ($0.3 million) mainly due to lower credit related fees.

Unrealized losses in the securities portfolio at October 31, 2006 totaled $0.3 million, compared to $4.3 million at the end of the third quarter and $0.5 million one year ago. The securities portfolio is composed of high quality debt instruments and fluctuations are almost entirely attributable to changes in interest rates and shifts in the yield curve. Investments in the securities portfolio are not held for trading purposes and are typically held until maturity.

Credit Quality

Credit quality remained very strong. The quarterly provision for credit losses remained unchanged from the previous quarter at $2.6 million, compared to $2.5 million in the fourth quarter last year. The provision for credit losses measured as a percent of average loans decreased to 18 basis points in the quarter, compared to 19 basis points last quarter and 22 basis points one year ago. The provision for credit losses through fiscal 2006 was 20 basis points of average loans, compared to 24 basis points last year. Decreases in the provision as a percentage of average loans reflect the strength of both the loan portfolio and the current credit environment during a period of exceptional loan growth.

Gross impaired loans at October 31, 2006 were $10.4 million, compared with $8.6 million in the third quarter and $11.5 million last year. Gross impaired loans remain at exceptionally low levels with recoveries exceeding write-offs this year. The dollar level of gross impaired loans is expected to fluctuate over time within the Bank's acceptable range as loans become impaired and are subsequently resolved.

The total allowance for credit losses (general and specific) represented 514% of gross impaired loans at the end of the fourth quarter, compared to 596% last quarter and 370% one year ago. This coverage ratio reflects the high quality of the loan portfolio and the robust economic conditions in Western

Canada. The general allowance as a percentage of risk-weighted loans remained unchanged from the previous quarter at 88 basis points, up from 84 basis points in the fourth quarter last year.

Non-interest Expenses

Non-interest expenses were $26.8 million in the fourth quarter, up 12% over the same quarter last year and 3% over the previous quarter. Non-interest expenses in 2006 were 13% higher than last year. Increased non-interest expenses were primarily the result of higher staffing levels related to business growth, as well as annual salary adjustments and continued wage pressures in some markets due to very strong economic conditions. Non-interest expenses for the year include additional stock based compensation of $1.2 million relating to new option grants and $0.4 million relating to new accounting requirements for options granted to employees eligible to retire before the vesting date.

CWB established a new benchmark in the fourth quarter with an efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues (teb), of 45.0%. This result represented a 380 basis point improvement over the same period in 2005 and was 60 basis points better than the previous quarter. The efficiency ratio (teb) for fiscal 2006 led the Canadian banking industry at 46.0%, or 260 basis points better than last year. Targets for the next fiscal year include an objective to maintain the benchmark efficiency ratio (teb) achieved in 2006, while increasing total revenues (teb) and net income by 15% and 20% respectively.

Income Taxes

The fourth quarter income tax rate (teb) was 29.7%, down 460 basis points from one year ago, while the tax rate before the teb adjustment was 26.8%, or 340 basis points lower. Excluding the impact of the previously discussed $2.0 million fourth quarter tax benefit, the income tax rate before the teb adjustment was 33.7%.

The income tax rate (teb) for fiscal 2006 was 34.3%, down 200 basis points from one year ago. The tax rate before the teb adjustment was 31.7% compared to 33.2% in the prior year. On an annual basis, the fourth quarter tax benefit discussed earlier was partially offset by a $1.2 million increase in tax expense in the third quarter, which was related to the revaluation of future tax assets due to reductions in future corporate income tax rates. Excluding the impact of both items, the Bank's effective tax rate (teb) for the year was approximately 35.0%, compared to 36.3% in fiscal 2005.

Balance Sheet

Total assets increased 6% ($397 million) in the fourth quarter and 27% ($1,563 million) in the past year to reach $7,268 million at October 31, 2006.

Cash and Securities

Cash, securities and securities purchased under resale agreements totaled $1,333 million at October 31, 2006, compared to $1,256 million last quarter and $976 million one year ago. These accounts were up 37% over last year primarily reflecting growth in deposits and anticipated loan fundings.

Loans

Loans increased 6% ($315 million) in the quarter and 26% ($1,192 million) in the past year to total $5,782 million at year-end. This increase reflects continued strong growth across all lending areas with the largest quarterly gains coming from real estate loans and personal mortgages. Western Canada's real estate market continues to be active and quarterly gains in personal mortgages reflect the ongoing success of the Bank's alternative mortgage business, Optimum Mortgage. New deal flow remains very healthy and strong double-digit loan growth is expected to continue, although at a more reserved pace than in 2006.

Deposits

Growth in total branch deposits continued to keep pace with loan growth, increasing 7% in the quarter and 27% in the past year. Of total branch deposits, the lower cost demand and notice component increased 9% over the third quarter and was 28% higher than last year. A significant portion of the year-over-year growth in total branch deposits reflects larger commercial and wholesale balances, which can be subject to greater fluctuation. Continued growth in lower cost branch deposits provides key support for the Bank's net interest margin and sustained growth in this area remains a priority.

Total deposits including those raised through agent networks, corporate wholesale balances and the deposit note issued in conjunction with the innovative Tier 1 placement were $6,297 million, an increase of 6% ($352 million) in the quarter and 28% ($1,384 million) in the last twelve months. Total branch deposits measured as a percentage of total deposits remained unchanged from the previous quarter at 66%, compared to 67% last year. The lower cost demand and notice components comprised 26% of total deposits, consistent with both the third quarter and previous year.

Other Assets and Other Liabilities

Other assets totaled $154 million at year-end, compared to $148 million at the end of the third quarter and $139 million one year ago. Other liabilities were $254 million at October 31, 2006, compared to $227 million at the end of the previous quarter and $206 million last year.

Off-Balance Sheet

Off-balance sheet items include trust assets under administration, which totaled $3,344 million at year-end, compared to $3,192 million last quarter and $2,649 million one year ago. Other off-balance sheet items are composed of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit) and derivative financial instruments (primarily interest rate swaps) used to manage sensitivity to interest rate changes. For additional information regarding other off-balance sheet items please refer to Notes 20 and 25 to the audited consolidated financial statements on pages 63 and 67 respectively in the Bank's 2005 Annual Report.

Capital Management

CWB's total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 13.7% at October 31, 2006, compared to 12.3% at the end of the third quarter and 12.4% last year. The fourth quarter Tier 1 ratio was 10.1%, compared to 8.7% in the previous quarter and 9.7% one year ago. Improved capital adequacy ratios reflect the placement of $105 million of innovative Tier 1 capital in the fourth quarter and the issuance of $70.0 million of conventional subordinated debentures in the first quarter. The innovative Tier 1 issue consisted of Trust Capital Securities – Series 1 (WesTS), which were privately placed with institutional investors. The WesTS have an annual fixed yield of 6.199% payable semi-annually on a non-cumulative basis until December 31, 2016. The issuance of this capital will support continued high quality asset growth without diluting the interests of existing common shareholders. The Bank's strong capital position also provides flexibility in considering opportunities for accretive acquisitions and future dividend increases.

Book value per common share at October 31, 2006 was $16.78, compared to $16.24 last quarter and $14.96 one year ago.

Common shareholders received a quarterly cash dividend of $0.14 per common share on October 5, 2006. On December 7, 2006, the Board of Directors declared a quarterly cash dividend of $0.16 per common share payable on January 4, 2007 to shareholders of record on December 19, 2006. This quarterly dividend represents a 14% increase over the previous quarterly dividend and is 33% higher than the quarterly dividend declared one year ago. The Board also declared a stock dividend of one common share per common share held, payable on January 18, 2007 to all shareholders of record on January 11, 2007, effectively achieving a two-for-one split of the Bank's common shares.

Accounting Policy Changes

Significant accounting policies are detailed in the notes to the Bank's October 31, 2005 audited consolidated financial statements. There was one new significant accounting policy adopted in fiscal 2006 for purposes of presenting the Bank's financial statements under Canadian generally accepted accounting principles. The Emerging Issues Committee of the Canadian Institute of Chartered Accountants (CICA) recently issued an Abstract regarding Stock Based Compensation for Employees Eligible to Retire Before the Vesting Date. Under the new accounting guidance, the estimated fair value of options granted to employees who are eligible to retire within the vesting period is recognized over the required period of service rather than the grant's vesting period. In the fourth quarter, the change was applied retroactively for all options granted after November 1, 2002. The Bank assessed the retroactive impact of this accounting change on previously reported quarterly and annual results and concluded that the change is not material to any particular quarterly or annual period. Accordingly, CWB has not restated net income of any prior quarterly or annual period as a result of adopting this accounting change, and recorded an adjustment of $0.9 million to opening fiscal 2006 retained earnings for the cumulative effect on prior years arising from this change in accounting policy.

The fiscal 2006 effect of adopting this change was a decrease in net income (before and after tax) of $0.4 million that was fully reflected in the fourth quarter's results. Had the first three quarters of fiscal 2006 been restated to give effect to this accounting change, net income would have decreased by approximately $0.1 million (before and after tax) each quarter.

Included on pages 40 and 41 of the Bank's 2005 Annual Report is a discussion of certain accounting policies considered particularly important, as they require management to make significant estimates or judgments, some of which may relate to matters that are inherently uncertain.

Updated Share Information

As at November 30, 2006, there were 31,002,396 common shares outstanding. Also outstanding were employee stock options, which are or will be exercisable for up to 2,475,020 common shares (2,663,626 authorized) for maximum proceeds of $65.3 million.

Summary of Quarterly Financial Information

	2006				2005			
($ thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenues (teb)	$ 59,565	$ 56,884	$ 53,011	$ 52,310	$ 48,954	$ 49,549	$ 44,125	$ 43,253
Total revenues	58,731	55,845	52,038	51,438	47,618	48,593	43,242	42,453
Net income	21,209	17,693	16,667	16,438	14,814	15,212	12,149	12,216
Earnings per common share								
Basic	0.69	0.57	0.54	0.54	0.48	0.50	0.40	0.42
Diluted	0.66	0.56	0.52	0.52	0.47	0.49	0.39	0.40
Total assets ($ millions)	7,268	6,871	6,476	6,021	5,705	5,424	5,260	5,105

For details on variations between the prior quarters see the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2005 and the quarterly reports to shareholders for the first three quarters which are available on SEDAR at www.sedar.com.

Results by Business Segment

CWB operates in two business segments: 1) banking and trust, and 2) insurance.

Banking and Trust

The operations of the banking and trust segment include commercial and retail banking services, as well as personal and corporate trust services provided through CWB's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company.

Banking and trust operations reported net income of $19.2 million for the quarter, marking this segment's sixth consecutive period of record earnings. Net income includes a $2.0 million ($0.06 per common share) tax benefit related to the resolution of a tax filing position taken in a prior year. On a pre-tax basis, quarterly earnings (teb) increased 32% ($6.5 million) over the same period last year on 22% ($9.7 million) growth in total revenues (teb). Revenue and earnings growth reflect exceptional 26% loan growth and strong credit related and trust fees, partially offset by a 14% increase in non-interest expenses. Year-over-year changes in non-interest expenses are primarily related to increased staffing levels necessary to facilitate the Bank's growth, as well as wage pressures in some markets due to continued economic strength. Increased costs associated with stock based compensation also impacted non-interest expenses. Strong revenue growth continued to outpace higher non-interest expenses, as evidenced by a 290 basis point improvement in the quarterly efficiency ratio (teb). Fourth quarter net interest margin decreased nine basis points from last year primarily due to higher liquidity, debenture costs and changes in the deposit mix. Continued strong growth in branch generated deposits provided key support for net interest margin in both the quarter and the year.

For the year, banking and trust earnings were $65.1 million representing a 32% (15.8 million) increase over fiscal 2005. Annual net income benefited from an exceptional 26% growth in loans and 19% growth in other income. The efficiency ratio (teb) improved 240 basis points to set a new benchmark of 46.2%, reflecting 20% growth in total revenues (teb) and a 14% increase in non-interest expenses. Net interest margin (teb) in the year was 2.63%, down from 2.68% in 2005 due to higher liquidity and debenture costs and increased loan pricing competition. The flat yield curve, which limits the Bank's ability to take advantage of different term structures for assets and liabilities, was also reflected in the compressed margin compared to last year. Total branch raised deposits increased 27% in the year while the lower cost demand and notice component was up 28%.

Quarterly pre-tax earnings were up 6% over the previous period on 5% growth in total revenues (teb). Results were driven by 6% quarterly loan growth and a two basis point improvement in net interest margin, to 2.60%. The fourth quarter efficiency ratio set a new benchmark and improved to 45.2%, 50 basis points better than the previous quarter.

($ thousands)	For the three months ended October 31 2006	July 31 2006	October 31 2005	Change from October 31 2005	For the year ended October 31 2006	October 31 2005	Change from October 31 2005
Net interest income (teb)	$ 44,971	$ 42,071	$ 36,702	23 %	$ 165,249	$ 137,886	20 %
Other income	9,452	9,889	8,062	17	37,791	31,721	19
Total revenues (teb)	54,423	51,960	44,764	22	203,040	169,607	20
Provision for credit losses	2,550	2,550	2,500	2	10,200	10,100	1
Non-interest expenses	24,611	23,746	21,533	14	93,711	82,382	14
Provision for income taxes (teb)	8,026	9,888	7,055	14	34,062	27,856	22
Net income	$ 19,236	$ 15,776	$ 13,676	41 %	$ 65,067	$ 49,269	32 %
Efficiency ratio (teb)	45.2%	45.7%	48.1%	(290) bp	46.2%	48.6%	(240) bp
Net interest margin (teb)	2.60	2.58	2.69	(9)	2.63	2.68	(5)
Average loans (millions)	$ 5,606	$ 5,249	$ 4,484	25 %	$ 5,142	$ 4,218	22 %
Average assets (millions)	6,872	6,459	5,421	27	6,287	5,139	22

bp – basis point.

teb – taxable equivalent basis, see definition following Financial Highlights table.

Insurance

The insurance segment consists of the operations of CWB's wholly owned subsidiary Canadian Direct Insurance Incorporated, which provides home and auto insurance directly to individuals in British Columbia and Alberta.

Canadian Direct recorded fourth quarter net income of $2.0 million, a 73% increase over the same period last year. Net earned premiums increased 15%, and the claims loss ratio was 64% compared to 65%. Quarterly earnings were positively impacted by Canadian Direct's share of the Alberta Risk Sharing Pools, which increased net income before tax by $0.9 million compared to a reduction of $0.7 million last year. The Pools' results reflect a favorable adjustment to unpaid claims reserves based on revised loss assumptions derived by the Pools' consulting actuary. Excluding the impact of the Pools, the claims loss ratio was 67% compared to 61% a year earlier, primarily due to new claims in the quarter as well as the adverse development of prior years' claims. Net earned premium growth continued to be impacted by pricing pressures from the Insurance Corporation of British Columbia (ICBC) that has resulted in a lower average premium per policy and slower growth in new policy sales. In Alberta, new policy growth has been strong and Canadian Direct was recently approved for an exemption from a 3% rate reduction, mandated by the Alberta Insurance Rate Board for policies issued after November 1, 2006.

Compared to last year, Canadian Direct's net income increased 35% to $6.9 million and reflects a $0.8 million pre tax positive difference in Canadian Direct's share of the Pools. Net earned premiums increased 24% due primarily to the reduced use of quota share reinsurance. The claims loss ratio was 65% for the year, up from 64% one year ago, while the expense ratio was unchanged. Policies outstanding grew 6% in the year.

The claims ratio is expected to increase in the first quarter of fiscal 2007 due to severe November storms in British Columbia and Alberta and seasonal driving conditions.

	For the three months ended			Change from	For the year ended		Change from
	Oct. 31 2006	July 31 2006	Oct. 31 2005	Oct. 31 2005	Oct. 31 2006	Oct. 31 2005	Oct. 31 2005
Net interest income (teb)	$ 999	$ 871	$ 706	42 %	$ 3,435	$ 2,434	41 %
Other income (net)							
Net earned premiums	20,709	22,086	18,068	15	81,674	65,847	24
Commissions and processing fees	1,327	1,261	1,649	(20)	4,826	6,575	(27)
Net claims and adjustment expenses	(13,230)	(14,179)	(11,672)	13	(52,962)	(42,429)	25
Policy acquisition costs	(4,653)	(5,122)	(4,577)	2	(18,334)	(16,397)	12
Insurance revenue (net)	4,153	4,046	3,468	20	15,204	13,596	12
Losses (gains) on sale of securities	(10)	7	16	(163)	91	244	(63)
Total revenues (net) (teb)	5,142	4,924	4,190	23	18,730	16,274	15
Non-interest expenses	2,219	2,192	2,370	(6)	8,338	8,039	4
Provision for income taxes (teb)	950	815	682	39	3,452	3,113	11
Net Income	$ 1,973	$ 1,917	$ 1,138	73 %	$ 6,940	$ 5,122	35 %
Policies outstanding	158,965	156,305	149,947	6 %	158,965	149,947	6 %
Gross written premiums	$ 26,161	$ 29,301	$ 25,231	$ 4	$ 100,227	$ 93,101	8
Claims loss ratio[1]	64 %	64 %	65 %	(100) bp	65 %	64 %	100 bp
Expense ratio[2]	27	28	29	(200)	27	27	-
Combined ratio[3]	91	92	94	(300)	92	91	100
Alberta auto insurance risk sharing pools impact on net income before tax	$ 906	$ (261)	$ (663)	237 %	$ 310	$ (475)	165%
Average cash and securities (millions)	99	89	77	29	87	68	28
Average total assets (millions)	161	149	139	16	147	127	16

bp – basis point.
teb – taxable equivalent basis, see definition following Financial Highlights table.

[1] Net claims and adjustment expenses as a percentage of net earned premiums.
[2] Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
[3] Sum of the claims loss and expense ratios.

Fiscal 2006 and 2007 Targets

The performance targets established for the 2006 fiscal year are presented in the table below together with actual performance and targets for 2007.

	2006 Target	**2006 Performance**	2007 Target
Net income growth	18%	**32%**	20%
Total revenue (teb) growth	15%	**19%**	15%
Loan growth	12%	**26%**	14%
Provision for credit losses as a percentage of average loans	0.22%	**0.20%**	0.20%
Efficiency ratio (teb)	48%	**46%**	46%
Return on equity	13%	**14.8%**	15%
Return on assets	1.05%	**1.12%**	1.10%

CWB surpassed all 2006 performance targets by a considerable margin. Record net income and total revenue (teb) growth were led by high quality loan growth of 26%, more than double the annual target. Total revenue growth significantly outpaced increased non-interest expenses as evidenced by the Bank's new benchmark 46.0% efficiency ratio. The capital issued this year provided key support for growth and the non-dilutive nature of these placements is reflected in the 210 basis point increase in CWB's return on equity (ROE).

Fiscal 2007 loan growth is targeted at a strong 14%, based on the assumption that the exceptional loan growth realized in 2006 is not a sustainable, long-term objective. All key performance targets for fiscal 2007 are more aggressive than previous years and reflect the expectation of ongoing strong performance throughout both business segments. Further improvement in the Bank's ROE remains a top priority and CWB's success in raising new non-dilutive forms of capital in 2006 provides direct support for this initiative. Plans to further diversify into less capital-intensive businesses via organic growth and potential acquisitions are also aligned with the goal of improving returns for shareholders.

CWB's core mid-market commercial banking business should continue to be the primary driver of revenue and earnings growth in 2007, supported by continued growth in trust services and insurance. Given the Bank's market position and the current economic outlook for Western Canada, 2007 is expected to be another excellent year of financial performance.

This management's discussion and analysis is dated as of December 7, 2006.

Taxable Equivalent Basis (teb)
Most banks analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other banks.

Canadian Banking Industry
Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule I banks (BMO Financial Group, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, RBC Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

Forward-looking Statements
From time to time Canadian Western Bank (the "Bank") makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, legislative and regulatory developments, the level of competition in the Bank's markets, the occurrence of weather related and other natural catastrophes, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. The preceding list is not exhaustive of possible factors. These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended October 31 2006	July 31 2006	October 31 2005	Change from October 31 2005	For the year ended October 31 2006	October 31 2005	Change from October 31 2005
Interest Income							
Loans	$ 93,077	$ 85,956	$ 65,956	41 %	$ 327,588	$ 247,926	32 %
Securities	8,996	8,448	5,202	73	30,701	20,893	47
Deposits with regulated financial institutions	3,667	3,106	1,321	178	11,214	4,395	155
	105,740	97,510	72,479	46	369,503	273,214	35
Interest Expense							
Deposits	58,076	52,718	34,501	68	193,647	129,318	50
Subordinated debentures	2,888	2,889	1,906	52	11,250	7,551	49
	60,964	55,607	36,407	67	204,897	136,869	50
Net Interest Income	44,776	41,903	36,072	24	164,606	136,345	21
Provision for Credit Losses	2,550	2,550	2,500	2	10,200	10,100	1
Net Interest Income after Provision for Credit Losses	42,226	39,353	33,572	26	154,406	126,245	22
Other Income							
Credit related	4,627	5,060	4,058	14	18,846	15,710	20
Insurance, net (Note 3)	4,153	4,046	3,468	20	15,204	13,596	12
Trust services	2,787	2,803	2,026	38	10,809	8,009	35
Retail services	1,637	1,639	1,436	14	6,337	5,797	9
(Losses) gains on sale of securities	(19)	12	156	(112)	142	870	(84)
Foreign exchange gains and other	410	382	402	2	1,748	1,579	11
	13,595	13,942	11,546	18	53,086	45,561	17
Net Interest and Other Income	55,821	53,295	45,118	24	207,492	171,806	21
Non-interest Expenses							
Salaries and employee benefits	16,837	16,586	14,622	15	64,759	55,027	18
Premises and equipment	4,427	4,328	4,429	-	17,248	16,751	3
Other expenses	5,099	4,539	4,541	12	18,163	16,806	8
Provincial capital taxes	467	485	311	50	1,879	1,837	2
	26,830	25,938	23,903	12	102,049	90,421	13
Net Income Before Provision for Income Taxes	28,991	27,357	21,215	37	105,443	81,385	30
Provision for Income Taxes	7,782	9,664	6,401	22	33,436	26,994	24
Net Income	$ 21,209	$ 17,693	$ 14,814	43 %	$ 72,007	$ 54,391	32 %
Weighted average common shares outstanding	30,904,423	30,786,981	30,598,063	1%	30,757,337	30,197,100	2%
Earnings per Common Share							
Basic	$ 0.69	$ 0.57	$ 0.48	44%	$ 2.34	$ 1.80	30%
Diluted	0.66	0.56	0.47	40	2.26	1.74	30

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)		As at October 31 2006	As at July 31 2006	As at October 31 2005	Change from October 31 2005
Assets					
Cash Resources					
Cash		$ 9,070	$ 3,104	$ 2,759	229 %
Deposits with regulated financial institutions		428,435	399,772	228,441	88
Cheques and other items in transit		789	4,751	4,954	100
		438,294	407,627	236,154	86
Securities					
Issued or guaranteed by Canada		334,379	341,094	327,744	2
Issued or guaranteed by a province or municipality		168,839	177,378	139,235	21
Other securities		382,475	329,832	235,927	62
		885,693	848,304	702,906	26
Securities Purchased Under Resale Agreements		9,000	-	36,940	(76)
Loans					
Residential mortgages		1,314,988	1,212,050	944,122	39
Other loans		4,520,370	4,305,949	3,688,661	23
		5,835,358	5,517,999	4,632,783	26
Allowance for credit losses	(Note 4)	(53,521)	(51,030)	(42,520)	26
		5,781,837	5,466,969	4,590,263	26
Other					
Land, buildings and equipment		24,198	21,144	19,575	24
Goodwill		6,933	6,933	6,933	-
Intangible assets		3,224	3,359	3,766	(14)
Insurance related		57,136	55,326	56,955	-
Other assets		62,045	61,459	51,536	20
		153,536	148,221	138,765	11
Total Assets		$ 7,268,360	$ 6,871,121	$ 5,705,028	27 %
Liabilities and Shareholders' Equity					
Deposits					
Payable on demand		$ 436,834	$ 352,014	$ 271,121	61 %
Payable after notice		1,216,688	1,167,065	1,015,867	20
Payable on a fixed date		4,538,485	4,425,597	3,626,319	25
Deposit from Canadian Western Bank Capital Trust	(Note 6)	105,000	-	-	100
		6,297,007	5,944,676	4,913,307	28
Other					
Cheques and other items in transit		27,474	26,082	19,990	37
Insurance related		120,936	114,256	108,152	12
Other liabilities		105,287	87,056	77,463	36
		253,697	227,394	205,605	23
Subordinated Debentures					
Conventional	(Note 5)	198,126	198,126	128,126	55
Shareholders' Equity					
Capital stock		215,349	214,445	213,098	1
Contributed surplus		6,340	4,656	2,810	126
Retained earnings		297,841	281,824	242,082	23
		519,530	500,925	457,990	13
Total Liabilities and Shareholders' Equity		$ 7,268,360	$ 6,871,121	$ 5,705,028	27 %

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)		For the year ended October 31 2006	October 31 2005
Capital Stock			
Balance at beginning of period		$ 213,098	$ 167,125
Issued on exercise of employee stock options		1,669	3,480
Transferred from contributed surplus on exercise or exchange of options		582	19
Issued on debenture conversion		-	42,474
Balance at end of period		215,349	213,098
Contributed Surplus			
Balance at beginning of period		2,810	1,159
Cumulative effect of adopting new accounting policy	(Note 2)	861	-
Amortization of fair value of employee stock options		3,251	1,670
Transferred to capital stock on exercise or exchange of options		(582)	(19)
Balance at end of period		6,340	2,810
Retained Earnings			
Balance at beginning of period		242,082	199,305
Cumulative effect of adopting new accounting policy	(Note 2)	(861)	-
Net income		72,007	54,391
Dividends		(15,387)	(11,573)
Share issue costs, net of income taxes of $166		-	(301)
Interest forgone on conversion by debenture holders, net of income taxes of $140		-	260
Balance at end of period		297,841	242,082
Total Shareholders' Equity		$ 519,530	$ 457,990

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)	For the three months ended October 31 2006	 October 31 2005	For the year ended October 31 2006	 October 31 2005
Cash Flows from Operating Activities				
Net income	$ 21,209	$ 14,814	$ 72,007	$ 54,391
Adjustments to determine net cash flows				
Provision for credit losses	2,550	2,500	10,200	10,100
Depreciation and amortization	1,343	1,336	5,248	5,344
Future income taxes, net	(1,924)	(760)	(3,094)	(3,900)
Gain on sale of securities, net	19	(156)	(142)	(870)
Accrued interest receivable and payable, net	7,257	(1,299)	14,869	(5,969)
Current income taxes payable, net	2,535	2,167	(5,624)	14,912
Other items, net	15,199	10,577	25,708	33,532
	48,188	29,179	119,172	107,540
Cash Flows from Financing Activities				
Deposits, net	202,331	242,648	1,278,700	645,519
Deposit from Canadian Western Bank Capital Trust (Note 6)	105,000	-	105,000	-
Debentures issued	-	-	70,000	60,000
Common shares issued	547	281	1,669	3,480
Dividends	(4,331)	(3,060)	(15,387)	(11,573)
	348,547	239,869	1,439,982	697,426
Cash Flows from Investing Activities				
Interest bearing deposits with regulated financial institutions, net	15,257	(81,192)	(138,027)	(17,807)
Securities, purchased	(607,910)	(295,488)	(2,107,552)	(1,380,634)
Securities, sale proceeds	214,840	209,450	776,244	662,296
Securities, matured	356,290	167,933	1,149,972	553,083
Securities purchased under resale agreements, net	(9,000)	(36,940)	27,940	38,026
Loans, net	(317,418)	(208,117)	(1,201,774)	(670,249)
Land, buildings and equipment	(4,262)	(3,097)	(9,328)	(5,877)
	(352,203)	(247,451)	(1,502,525)	(821,162)
Change in Cash and Cash Equivalents	44,532	21,597	56,629	(16,196)
Cash and Cash Equivalents at Beginning of Period	15,687	(18,007)	3,590	19,786
Cash and Cash Equivalents at End of Period *	$ 60,219	3,590	$ 60,219	3,590
* Represented by:				
Cash resources per consolidated balance sheet	$ 438,294	236,154	$ 438,294	236,154
Non-operating, interest bearing deposits with regulated financial institutions	(350,601)	(212,574)	(350,601)	(212,574)
Cheques and other items in transit (included in Other Liabilities)	(27,474)	(19,990)	(27,474)	(19,990)
Cash and Cash Equivalents at End of Period	$ 60,219	3,590	$ 60,219	3,590
Supplemental Disclosure of Cash Flow Information				
Amount of interest paid in the period	$ 52,901	36,836	$ 182,971	139,356
Amount of income taxes paid in the period	7,171	5,789	42,154	16,777

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada (OSFI), using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2005, except as described in Note 2. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2005 as set out on pages 45 to 70 of the Bank's 2005 Annual Report.

2. Change in Accounting Policy

Stock Based Compensation

The Emerging Issues Committee of the Canadian Institute of Chartered Accountants (CICA) recently issued an Abstract regarding Stock Based Compensation for Employees Eligible to Retire Before the Vesting Date. Under the new accounting guidance, the estimated fair value of options granted to employees who are eligible to retire within the vesting period is recognized over the required period of service rather than the grant's vesting period. In the fourth quarter, the change was applied retroactively for all options granted after November 1, 2002. The Bank assessed the retroactive impact of this accounting change on previously reported quarterly and annual results and concluded that the change is not material to any particular quarterly or annual period. Accordingly, CWB has not restated net income of any prior quarterly or annual period as a result of adopting this accounting change, and recorded an adjustment of $861 to opening fiscal 2006 retained earnings for the cumulative effect on prior years arising from this change in accounting policy. The fiscal 2006 effect of adopting this change was a decrease in net income of $407 that was fully reflected in the fourth quarter's results. Had the first three quarters of fiscal 2006 been restated to give effect to this accounting change, net income would have decreased by approximately $100 each quarter.

3. Insurance Income

Insurance income reported in other income on the consolidated statement of income is presented net of claims and adjustment expenses and policy acquisition costs.

	For the three months ended			For the year ended	
	October 31 2006	July 31 2006	October 31 2005	**October 31 2006**	October 31 2005
Net earned premiums	**$ 20,709**	$ 22,086	$ 18,068	**$ 81,674**	$ 65,847
Commissions and processing fees	**1,327**	1,261	1,649	**4,826**	6,575
Net claims and adjustment expenses	**(13,230)**	(14,179)	(11,690)	**(52,962)**	(42,447)
Policy acquisition costs	**(4,653)**	(5,122)	(4,559)	**(18,334)**	(16,379)
Insurance revenues, net	**$ 4,153**	$ 4,046	$ 3,468	**$ 15,204**	$ 13,596

4. Allowance for Credit Losses

	For the three months ended			For the year ended	
	October 31 2006	July 31 2006	October 31 2005	**October 31 2006**	October 31 2005
Balance at beginning of period	**$ 51,030**	$ 46,581	$ 45,442	**$ 42,520**	$ 39,320
Provision for credit losses	**2,550**	2,550	2,500	**10,200**	10,100
Write-offs	**(75)**	(102)	(5,441)	**(1,274)**	(7,140)
Recoveries	**16**	2,001	19	**2,075**	240
Balance at end of period	**$ 53,521**	$ 51,030	$ 42,520	**$ 53,521**	$ 42,520

	As at October 31 2006	As at July 31 2006	As at October 31 2005
Specific allowance	**$ 5,484**	$ 5,290	$ 6,058
General allowance	**48,037**	45,740	36,462
Total allowance	**$ 53,521**	$ 51,030	$ 42,520

5. Subordinated Debentures

On November 21, 2005, the Bank issued $70,000 of conventional subordinated debentures with a fixed interest rate of 5.426% until November 21, 2010. Thereafter the rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 180 basis points until maturity on November 21, 2015. The Bank may redeem the debentures on or after November 22, 2010 with the approval of OSFI.

6. Trust Capital Securities

Canadian Western Bank Capital Trust (CWB Capital Trust) is a newly formed open-end trust with all voting trust capital securities held by the Bank. On August 31, 2006, CWB Capital Trust issued 105,000 non-voting trust capital securities - Series 1 (WesTS) to institutional investors. The $105,000 gross proceeds of the issue were used by CWB Capital Trust to acquire a $105,000 deposit note from the Bank. Both the WesTS and deposit note will bear interest at 6.199% until December 31, 2016 and thereafter at the CDOR 180-day Bankers' Acceptance rate plus 2.55%. The WesTS qualify as Tier 1 regulatory capital of the Bank, up to a regulatory maximum.

CWB Capital Trust is a variable interest entity under Accounting Guideline AcG-15. Although CWB owns the unit holder's equity and voting control of CWB Capital Trust, the Bank is not exposed to the majority of any CWB Capital Trust losses and is therefore not the primary beneficiary under AcG-15. Accordingly, CWB does not consolidate CWB Capital Trust and the WesTS issued by CWB Capital Trust are not reported on the Consolidated Balance Sheet, but the senior deposit note is reported in deposits and interest expense is recognized on the senior deposit note.

On or after December 31, 2011, CWB Capital Trust may, at its option, redeem the WesTS, in whole or in part, without the consent of the holders, subject to OSFI approval.

Holders of WesTS may, at any time, exchange each one thousand dollars of principal amount for 40 First Preferred Shares Series 1 of the Bank. CWB's First Preferred Shares Series 1 pay semi-annual non-cumulative cash dividends with an annual yield of 4.00% and will be redeemable at the option of the Bank, with OSFI approval, on or after December 31, 2011, but not at the option of the holders. This exchange right will be effected through the conversion by CWB Capital Trust of the corresponding amount of the deposit note of the Bank. The WesTS exchanged for the Bank's First Preferred Shares Series 1 will be cancelled by CWB Capital Trust.

Each WesTS will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares Series 2 of CWB, upon the occurrence of specified solvency or regulatory capital events. The Bank's Preferred Shares Series 2 pay semi-annual non-cumulative cash dividends with an annual yield of 5.25% and will be redeemable at the option of the Bank, with OSFI approval, on or after December 31, 2011, but not at the option of the holders.

No cash distributions will be payable by CWB Capital Trust on WesTS if the Bank fails to declare regular dividends on its preferred shares or, if no preferred shares are outstanding, on its common shares. In this case, the undistributed funds of CWB Capital Trust will be paid to the Bank as holder of the voting trust capital securities. Should CWB Capital Trust fail to pay the semi-annual distributions in full on the WesTS, the Bank will not declare dividends on any of its common and preferred shares for a specified period of time.

7. Capital Stock and Share Incentive Plan

Capital Stock

	For the three months ended			
	October 31, 2006		October 31, 2005	
	Number of Shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**30,846,864**	**$ 214,445**	30,577,089	$ 212,815
Issued on exercise or exchange of options	**121,266**	**547**	36,545	281
Transferred from contributed surplus on exercise or exchange of options	**-**	**357**	-	-
Issued on conversion of debentures	**-**	**-**	-	2
Outstanding at end of period	**30,968,130**	**$ 215,349**	30,613,634	$ 213,098

	For the year ended			
	October 31, 2006		October 31, 2005	
	Number of shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**30,613,634**	**$ 213,098**	27,330,260	$ 167,125
Issued on exercise or exchange of options	**354,496**	**1,669**	498,230	3,480
Transferred from contributed surplus on exercise or exchange of options	**-**	**582**	-	19
Issued on conversion of debentures	**-**	**-**	2,785,144	42,474
Outstanding at end of period	**30,968,130**	**$ 215,349**	30,613,634	$ 213,098

During the fourth quarter, 4,200,000 non-cumulative First Preferred Shares Series 1 and 4,200,000 First Preferred Shares Series 2 were reserved as part of the capital trust securities transaction, described in Note 6.

Employee Stock Options

	For the three months ended			
	October 31, 2006		October 31, 2005	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Balance at beginning of period	**2,674,070**	**$ 25.39**	2,034,562	$ 16.81
Granted	**11,500**	**44.18**	395,550	32.74
Exercised or exchanged	**(164,800)**	**14.97**	(40,100)	10.24
Forfeited	**(5,750)**	**33.66**	-	-
Balance at end of period	**2,515,020**	**$ 26.14**	2,390,012	$ 19.56

	For the year ended			
	October 31, 2006		October 31, 2005	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Balance at beginning of period	**2,390,012**	**$ 19.56**	2,521,470	$ 14.93
Granted	**590,500**	**42.58**	541,050	31.26
Exercised or exchanged	**(446,992)**	**12.61**	(631,008)	11.24
Forfeited	**(18,500)**	**26.85**	(41,500)	17.21
Balance at end of period	**2,515,020**	**$ 26.14**	2,390,012	$ 19.56
Exercisable at end of period	**668,470**	**$ 14.08**	448,362	$ 10.16

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 446,992 options (2005 - 631,008) exercised or exchanged in the year ended October 31, 2006, option holders exchanged the rights to 315,392 options (2005 - 309,114) and received 222,896 shares (2005 - 176,336) in return under the cashless settlement alternative.

In the year ended October 31, 2006, salary expense of $3,251 (2005 - $1,670) was recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 4.3% (2005 - 3.3%), (ii) expected option life of 4.5 years (2005 - 4.0 years), (iii) expected volatility of 19% (2005 - 18%), and (iv) expected dividends of 1.1% (2005 - 1.3%). The weighted average fair value of options granted was estimated at $8.66 (2005 - $5.58) per share.

Of the 548,500 options granted during the third quarter, 160,000 options were granted subject to shareholder and TSX approval.

8. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 20 of the Bank's audited consolidated financial statements for the year ended October 31, 2005 (see page 63 of the 2005 Annual Report) and include:

	As at October 31 2006	As at July 31 2006	As at October 31 2005
Guarantees and standby letters of credit			
Balance outstanding	**$ 147,339**	$ 138,626	$ 127,608
Business credit cards			
Total approved limit	**8,291**	7,433	4,608
Balance outstanding	**1,883**	1,504	1,148

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, the Bank does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

9. Trust Assets Under Administration

Trust assets under administration represent assets held for personal and corporate trust clients, administered by subsidiaries, and are kept separate from the subsidiaries' own assets. Trust assets under administration are not reflected in the consolidated balance sheet and relate to the banking and trust segment.

	As at October 31 2006	As at July 31 2006	As at October 31 2005
Trust assets under administration	**$ 3,344,414**	$ 3,192,116	$ 2,649,065

10. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behavior of interest sensitive assets and liabilities, including off-balance sheet items, is discussed in Note 23 of the audited consolidated financial statements for the year ended October 31, 2005 (see page 65 of the 2005 Annual Report). The following table shows the gap position for selected time intervals.

($ millions)	Floating Rate or Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to Five Years	Over 5 Years	Non-interest Sensitive	Total
October 31, 2006								
Total assets	**$ 3,215**	**$ 391**	**$ 1,400**	**$ 5,006**	**$ 2,495**	**$ 183**	**$ 212**	**$ 7,896**
Total liabilities and equity	**3,294**	**609**	**1,281**	**5,184**	**1,889**	**117**	**706**	**7,896**
Interest rate sensitive gap	**$ (79)**	**$ (218)**	**$ 119**	**$ (178)**	**$ 606**	**$ 66**	**$ (494)**	**$ -**
Cumulative gap	**$ (79)**	**$ (297)**	**(178)**	**$ (178)**	**428**	**$ 494**	**$ -**	**$ -**
Cumulative gap as a percentage of total assets	**(1.0%)**	**(3.8%)**	**(2.3%)**	**(2.3%)**	**5.4%**	**6.3%**	**-%**	**-%**
July 31, 2006								
Cumulative gap	$ (220)	$ (341)	$ (216)	$ (216)	$ 359	$ 519	$ -	$ -
Cumulative gap as a percentage of total assets	(2.9%)	(4.5%)	(2.9%)	(2.9%)	4.8%	6.9%	-%	-%
October 31, 2005								
Cumulative gap	$ 34	$ (135)	$ (154)	$ (154)	$ 358	$ 481	$ -	$ -
Cumulative gap as a percentage of total assets	0.5%	(2.1%)	(2.4%)	(2.4%)	5.7%	7.6%	-%	-%

11. Segmented Information

The Bank operates principally in two industry segments - banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. The banking and trust segment provides services primarily to personal clients and small to medium-sized commercial business clients in western Canada. The insurance segment provides home and auto insurance direct to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	October 31 2006	July 31 2006	October 31 2005	**October 31 2006**	July 31 2006	October 31 2005
Net interest income (teb)[1]	**$ 44,971**	$ 42,071	$ 36,702	**$ 999**	$ 871	$ 706
Less teb adjustment	**1,125**	969	1,301	**69**	70	35
Net interest income per financial statements	**43,846**	41,102	35,401	**930**	801	671
Other income[2]	**9,452**	9,889	8,062	**4,143**	4,053	3,484
Total revenues	**53,298**	50,991	43,463	**5,073**	4,854	4,155
Provision for credit losses	**2,550**	2,550	2,500	**-**	-	-
Non-interest expenses	**24,611**	23,746	21,533	**2,219**	2,192	2,370
Provision for income taxes	**6,901**	8,919	5,754	**881**	745	647
Net income	**$ 19,236**	$ 15,776	$ 13,676	**$ 1,973**	$ 1,917	$ 1,138
Total average assets ($ millions)[3]	**$ 6,872**	$ 6,459	$ 5,421	**$ 161**	$ 149	$ 139

	Total		
	Three months ended		
	October 31 2006	July 31 2006	October 31 2005
Net interest income (teb)[1]	**$ 45,970**	$ 42,942	$ 37,408
Less teb adjustment	**1,194**	1,039	1,336
Net interest income per financial statements	**44,776**	41,903	36,072
Other income[2]	**13,595**	13,942	11,546
Total revenues	**58,371**	55,845	47,618
Provision for credit losses	**2,550**	2,550	2,500
Non-interest expenses	**26,830**	25,938	23,903
Provision for income taxes	**7,782**	9,664	6,401
Net income	**$ 21,209**	$ 17,693	$ 14,814
Total average assets ($ millions)[3]	**$ 7,033**	$ 6,608	$ 5,560

	Banking and Trust		Insurance		Total	
	Year ended		Year ended		Year ended	
	October 31 2006	October 31 2005	**October 31 2006**	October 31 2005	**October 31 2006**	October 31 2005
Net interest income (teb)[1]	**$ 165,249**	$ 137,886	**$ 3,435**	$ 2,434	**$ 168,684**	$ 140,320
Less teb adjustment	**3,845**	3,925	**233**	50	**4,078**	3,975
Net interest income per financial statements	**161,404**	133,961	**3,202**	2,384	**164,606**	136,345
Other income[2]	**37,791**	31,721	**15,295**	13,840	**53,086**	45,561
Total revenues	**199,195**	165,682	**18,497**	16,224	**217,692**	181,906
Provision for credit losses	**10,200**	10,100	**-**	-	**10,200**	10,100
Non-interest expenses	**93,711**	82,382	**8,338**	8,039	**102,049**	90,421
Provision for income taxes	**30,217**	23,931	**3,219**	3,063	**33,436**	26,994
Net income	**$ 65,067**	$ 49,269	**$ 6,940**	$ 5,122	**$ 72,007**	$ 54,391
Total average assets ($ millions)[3]	**$ 6,287**	$ 5,139	**$ 147**	$ 127	**$ 6,434**	$ 5,266

(1) Taxable Equivalent Basis (teb) - Most banks analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other banks.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses and includes gains on sale of securities.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

12. Future Accounting Changes

Financial Instruments

The CICA has issued new accounting standards: Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income, which are effective for the Bank as of November 1, 2006. As a result of adopting these standards, a new category, accumulated other comprehensive income, will be added to shareholders' equity and certain unrealized gains and losses will be reported in other comprehensive income until realization.

Effective November 1, 2006, certain financial assets and liabilities will be measured at fair value and others at amortized cost. Any adjustment of the previous carrying amounts will be recognized as an adjustment to either accumulated other comprehensive income or retained earnings at November 1, 2006 and prior period consolidated financial statements will not be restated. CWB continues to determine the impact of these accounting changes on the consolidated financial statements of future periods. Based on the analysis completed to date, the significant components of CWB's implementation of the standards are expected to include:

a) cash resources, securities and securities purchased under resale agreements have been designated as available for sale and will be recorded on the balance sheet at fair value with changes in fair value recorded in other comprehensive income;
b) derivative financial instruments will be recorded on the balance sheet at fair value as either other assets or other liabilities with changes in fair value related to the effective portion of cash flow interest rate hedges recorded in other comprehensive income; and
c) loans, deposits and subordinated debentures will continue to be recorded at amortized cost.

International Financial Reporting Standards

The Canadian Institute of Chartered Accountants plans to converge Canadian GAAP for public companies with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable.

Shareholder Information

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

Subsidiary Offices
Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (800) 663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1

Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com
E-mail: inquiries@valianttrust.com

Investor Relations
For further financial information contact:
Kirby Hill
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Toll-free: 1-800-836-1886
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbankgroup.com

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbankgroup.com.

Complaints or Concerns Regarding Accounting, Internal Accounting Controls or Auditing Matters
Please contact either:

Tracey C. Ball
Executive Vice President and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
E-mail: tracey.ball@cwbank.com

or

Robert A. Manning
Chairman of the Audit Committee
c/o 210 - 5324 Calgary Trail
Edmonton, AB T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
E-mail: rmanning@shawbiz.ca

Quarterly Conference Call and Webcast
Our quarterly conference call and live audio webcast will take place on Thursday, December 7, 2006 at 2:30 p.m. ET. The webcast will be archived on our website at www.cwbankgroup.com for sixty days. A replay of the conference call will be available until December 21, 2006 by dialing (416) 640-1917 or toll free (877) 289-8525 and entering passcode 21176306#.

CANADIAN WESTERN BANK
Think Western®

NEWS RELEASE

CANADIAN WESTERN BANK DECLARES STOCK DIVIDEND EFFECTING 2 FOR 1 STOCK SPLIT

Edmonton, December 7, 2006 – Canadian Western Bank (CWB on TSX) today announced that its Board of Directors has declared a stock dividend of one common share for each common share held, effectively achieving a two-for-one split of its common shares. The stock dividend is payable on January 18, 2007 to shareholders of record on January 11, 2007. By doubling the number of common shares outstanding, it is expected there will be a corresponding reduction in the market price per share.

"This stock dividend helps make our common shares more affordable for retail investors and should enhance overall market liquidity," said Larry Pollock, President and CEO.

Trading of the Bank's common shares on a post-stock dividend basis on the Toronto Stock Exchange is expected to commence on January 9, 2007. Share certificates representing the stock dividend will be mailed to registered shareholders of record on or about January 17, 2007. Existing share certificates should be retained by the holders and not returned to the Bank or its transfer agent.

The Bank is ascribing essentially no monetary value to the stock dividend. Accordingly, there will be no Canadian tax payable by shareholders in respect of the dividend. For additional information, shareholders are advised to consult a tax advisor.

The Bank also today announced a quarterly cash dividend of 16 cents per common share to be paid prior to the stock dividend. This dividend would be the equivalent of 8 cents per share on a post-stock dividend basis and represents a 14% increase over the previous quarterly dividend.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through 33 branch locations and is the only publicly traded Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, with total balance sheet assets of $7.3 billion and assets under administration of $3.3 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are also provided through the Bank's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal auto and home insurance directly to customers in BC and Alberta. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol of 'CWB'. For more information see the Bank's website at www.cwbankgroup.com.

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Kirby Hill, CFA
Senior Manager, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: kirby.hill@cwbank.com